MANAGEMENT DISCUSSION & ANALYSIS

Ontario Securities Commission FORM 51-102F1

ISSUER DETAILS

FOR QUARTER ENDED	June 30, 2014

DATE OF REPORT	August 29, 2014

NAME OF ISSUER	Sphere 3D Corporation

ISSUER ADDRESS	240 Matheson Blvd. East
Mississauga, ON L4Z 1X1

ISSUER TELEPHONE NUMBER	(416) 749-5999

CONTACT PERSON	Peter Tassiopoulos
CONTACT POSITION	CEO
CONTACT TELEPHONE NUMBER	(416) 749-5999
CONTACT EMAIL ADDRESS	peter.tassiopoulos@sphere3d.com

WEB SITE ADDRESS	www.sphere3d.com

FORM 51-102F1

SPHERE 3D CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014

Sphere 3D Corporation is a virtualization technology solution provider. Sphere 3D's Glassware 2.0™ platform delivers virtualization of many of the most demanding applications in the marketplace today; making it easy to move applications from a physical PC or workstation to a virtual environment either on premise and/or from the cloud. Sphere 3D’s V3 Systems division supplies the industry’s first purpose built appliance for virtualization as well as the Desktop Cloud Orchestrator management software for Converged Infrastructure.

This Management’s Discussion and Analysis includes the financial results of the Company, its wholly-owned subsidiaries, V3 Systems Holding, Inc., which was incorporated in the State of Delaware on January 14, 2014, S3D Acquisition Company, which was incorporated in the State of California on May 14, 2014, Sphere 3D Inc., which was incorporated under the Canada Business Corporation Act on October 20, 2009, and its wholly owned subsidiary, Frostcat Technologies Inc., which was incorporated under the Business Corporations Act (Ontario) on February 13, 2012.

The Company was incorporated under the Business Corporations Act (Ontario) on May 2, 2007 and is listed on the TSXV and the NASDAQ Global Market, under the trading symbol “ANY”. The Company has its main and registered office at 240 Matheson Blvd. East, Mississauga, Ontario, L4Z 1X1 and maintains an office at 299 South Main Street, Suite 1300, Salt Lake City Utah 84111.

ADVISORY

This Management’s Discussion and Analysis (“MD&A”) comments on the financial condition and operations of Sphere 3D Corporation (“Sphere 3D” or the “Company”), for the three and six months ended June 30, 2014 and updates our MD&A for fiscal 2013. The information contained herein should be read in conjunction with the Consolidated Financial Statements and Auditor’s Report for fiscal 2013 and the unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2014.

The Company prepares its interim consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as set out in the Handbook of The Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate IFRS, and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has reported on this basis in these consolidated interim financial statements. All financial information contained in this MD&A and in the unaudited consolidated interim financial statements has been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The quarterly unaudited consolidated financial statements and this MD&A have been reviewed by the Company’s Audit Committee and approved by its Board of Directors on August 29, 2014.

FORWARD LOOKING INFORMATION

Certain statements in this MD&A constitute forward-looking statements that involve risks and uncertainties. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and Sphere 3D’s actual results could differ materially from those anticipated. Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. In the context of any forward-looking information please refer to risk factors detailed herein, as well as other information contained in the company’s filings with Canadian securities regulators (www.sedar.com).

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company’s web-site at www.sphere3d.com.

GENERAL DEVELOPMENT OF THE BUSINESS

Sphere 3D is a technology company that delivers an application virtualization platform aimed at extending the life of software indefinitely. The Company’s technology enhances the user experience of both legacy and current applications and empowers users to gain access to these applications from devices of their choosing.

Over the last five years, Sphere 3D has designed a proprietary platform, namely Glassware 2.0™, for the delivery of applications from a server-based computing architecture.

Through the creation of Glassware 2.0, software is made available from a central location irrespective of the device that is accessing the software. Legacy software can be run using Glassware 2.0 even if the operating system and the machine upon which it is run on is no longer sold or supported. Software publishers who invest millions of dollars to write software code can be assured that their software can be utilized for as long as it is required. With Glassware 2.0, new software released by publishers will be driven by new feature sets rather than the next release of the original OS upon which the software was written.

The Company has taken a unique approach in that it has built its technology platform without the use of a hypervisor and instead has designed its own microvisor. This required the Company to design Glassware 2.0 without resorting to layers of OS programming code. With the removal of the OS, Glassware 2.0 did not connect to hardware so additional code was written to access that hardware directly. Glassware 2.0 has a series of different emulators within its design so that any device can access a wide array of applications that sit on top of Glassware 2.0. This process is fundamentally different from other software that approximates the feature sets which management believes results in a quantum leap in functionality and a significant decrease in cost.

One of the additional benefits of this approach is the ability to deliver multiple application sessions on either a single server or through clusters of servers without the requirement to deliver complete VDI. Through Glassware 2.0™, the process for “porting” and “publishing” applications is streamlined to the point that it is practically automated, requiring very little administration input.

The Company’s technology eliminates the complexity associated with planning, implementation, licensing and support of virtualization and Cloud migration while expanding the ecosystem of applications available to users. Additionally, Glassware 2.0™ architecture and unique “application only” virtualization, coupled with complementary software and hardware designs from its recent acquisition of the VDI technology of V3 Systems (as described below), enables the Company and its partners to deliver flexibility within the industry and a wide array of deployment options.

Since inception, the Company has invested the majority of its capital in the design, development and testing of its technology, with the majority of employees and financial resources allocated to such functions. In 2013, the Company started to transition its focus from entirely a research and design organization to a commercial enterprise, through an increased investment in sales and marketing resources.

New Product Introductions

The second quarter resulted in expanded utilization of the Company’s products and the introduction of new solutions that leverage Sphere 3D technology.

  Novarad Corporation, a leader in enterprise medical imaging solutions, introduced NovaGlass™, at the SIIM (Society for Imaging Informatics in Medicine) Conference in Long Beach, California in May 2014.

  Designed to leverage Novarad PACS and RIS solutions, NovaGlass™ resides on enterprise grade appliances, utilizes Sphere 3D software, and provides users with access to full imaging features while significantly enhancing operating speeds and choice of workstations.

  The Company also announced their first converged solution for the MSP market in May 2014. The Sphere 3D Converged MSP Solution includes custom configurations of the V3 appliance, storage, industry-standard desktop virtualization, and Glassware 2.0.

  The new solution has been in production with various clients since the initial part of this year and additional trials are underway and in planning stages with several MSP customers, including Telco’s and Data Centers.

The third quarter has further increased the product and solutions offerings with:

  the launch of Sphere 3D’s “V3” Hyper-Converged solution within Overland’s data management and protection product lines to addressed the Converged Infrastructure solutions market.

  the launch of the 2.5 update to Sphere 3D’s Desktop Cloud Orchestrator ™ (DCO) software.

  DCO v2.5 brings a new level of Optimized Desktop Allocation to the table, allowing virtual desktops to intelligently access additional resources, including 3D GPU or allocations of CPU and RAM. Based on policy, DCO v2.5 provides migratory access to virtual desktops which provide enhanced resources on a temporary basis and on demand.

Continued Innovation

Sphere 3D continues on its quest to redefine the boundaries of hardware through its “software defined everything” approach to computing. DLA Piper, on behalf of the Company, filed a provisional patent for the first microvisor runtime environment available on a chip. The latest IP creation is a culmination of years of miniaturization work with the intent of making Glassware 2.0 completely portable and available offline.

Glassware 2.0 has seen its architecture streamlined and gain efficiency continuously since the first iteration that required 8 individual hardware servers in 2010, to its current production state of availability on a single appliance.

The most recent progress of the Glassware 2.0 single chip architecture allowed Sphere 3D to showcase Glassware 2.0 server technology running on a single laptop for attendees at BriForum in London England, and Boston, as well as at VM World in San Francisco.

Corporate Highlights

NASDAQ Listing

On April 14, 2014, Sphere 3D filed an application with NASDAQ OMX Group to list the Common Shares on the NASDAQ Global Market. On June 27, 2014, NASDAQ’s Listing Qualifications Department, approved the Company’s application to list the Common Shares and the Company’s Common Shares commenced trading on the NASDAQ on July 8, 2014 under the symbol “ANY”. Upon commencement of trading on the NASDAQ, the Common Shares ceased trading on the OTCQX. The Common Shares continue to trade on the TSXV.

Merger Agreement with Overland

On May 16th, 2014, the Company announced that it had entered into a definitive agreement to acquire Overland Storage, Inc. (NASDAQ:OVRL). Overland is a trusted global provider of unified data management and data protection solutions designed to enable small and medium enterprises, distributed enterprises, and small and medium businesses to anticipate and respond to data storage requirements.

Overland provides an integrated range of technologies and services for primary, nearline, offline, and archival data storage, and makes it easy and cost effective to manage different tiers of information over time, whether distributed data is across the hall or across the globe.

Overland SnapServer, RDX removable disk-based technology, SnapScale, SnapServer, SnapSAN, NEO Series and REO Series solutions are available through a channel of over 17,000 resellers, multiple distributers and OEMs in over 70 countries.

Special Warrant Offering

On June 5, 2014, the Company closed a private placement financing of 1,176,500 special warrants of the Company, at a price of $8.50 per Special Warrant, resulting in gross proceeds of $10,000,250 to the Company. Each Special Warrant entitles the holder thereof to receive, without the payment of any additional consideration, one unit of the Company comprised of 1.05 Common Shares and 0.525 of one Common Share purchase warrant. Each full Common Share purchase warrant will entitle the holder thereof to acquire (subject to adjustment in certain circumstances, as applicable), one Common Share at a price of $11.50 per share at any time before 5:00 p.m. (Toronto time) on June 5, 2016.

Filing of SEC Form 40-F

On June 27, 2014, Sphere 3D announced that is has filed with the SEC a registration statement on Form 40-F to register the Common Shares under Section 12 of the U.S. Securities and Exchange Act of 1934, as amended. The Form 40-F entitles eligible Canadian issuers to register securities with the SEC pursuant to Section 12 of the U.S. Securities Exchange Act of 1934.

Future Developments

Sphere 3D intends to continue to build its organization with a focus on revenue generation, marketing and a continuation of its aggressive technology innovation cycle.

The Company’s core focus of providing access to fully functional software applications on otherwise incompatible devices has expanded to include the availability of enhanced performance on compatible devices.

Sphere 3D plans to increasingly market targeted services to enterprise level customers, to provide secure, fully functioning access to third party legacy software and/or operating systems without the requirement to rewrite them to the Cloud. Additionally, Sphere 3D will consider other possible strategic acquisitions that may enhance its technology offering and market position.

To support its marketing strategy, Sphere 3D intends to continue to increase its service delivery capacity within the scalable model it has already established, and add selective technology functionality to its platform to enhance specific vertical and/or client offerings.

With the announcement of the Merger Agreement, Sphere 3D and Overland have accelerated their efforts to develop an integrated application virtualization and data storage platform, as well as Converged Infrastructure solutions. It is expected that the combined businesses will accelerate Sphere 3D’s go to market strategy and allow it to leverage Overland’s robust third party reseller and OEM distribution model.

DESCRIPTION OF THE BUSINESS

All of the Company’s product development, sales, and marketing operations were conducted from its offices in Mississauga, Ontario, Canada, and since the first quarter of 2014, from various sales offices in the United States.

Market Overview

The market for the Company’s products and services has experienced strong demand and management anticipates that such demand will continue for the foreseeable future.

According to IHS Technology, enterprise businesses moving their IT services, applications and infrastructure to cloud-based architecture will cause market revenue in this segment to surge by a factor of three from 2011 to 2017.1

IHS reports “Global business spending for infrastructure and services related to the cloud will reach an estimated $174.2 billion (in 2014), up a hefty 20 percent from $145.2 billion in 2013. By 2017, enterprise spending on the cloud will amount to a projected $235.1 billion, triple the $78.2 billion in 2011.

_______________________________________________
1 IHS: Cloud- Related Spending by Businesses to Triple from 2011 to 2017 – February 4, 2014.

Within the Cloud market, IDC is predicting that the cloud software market will surpass $75 billion by 2017 attaining a five year compound annual growth rate of 22% in the forecast period2 and according to Gartner, SaaS and cloud-based business application services revenue will grow from $13.5 billion in 2011 to $32.8 billion in 2016, at a compound annual growth rate of 19.5% .3

Wikibon’s research projects rapid market growth for Converged Infrastructure, expecting the total available market to reach $402 billion by 2017 of which $217 billion is comprised of Server, Storage, Networking and Infrastructure Software.

Additional research from IDC anticipates the overall spending on converged systems in the data center to grow at a compound annual growth rate (CAGR) of 54.7 percent, from $2.0 billion in 2011 to $17.8 billion in 2016 and that converged infrastructure will account for 12.8 percent of total storage, server, networking and software spending by 2016, up from only 3.9 percent in 2012.

Over the next 12 months, two additional significant trends are expected to benefit the Company: (i) within the next 12 months more than 50% of enterprises will prioritize building private internal Clouds (currently, the common approach that companies are using is by purchasing commercial software),4 and (ii) Cloud applications will account for 90% of total mobile data traffic by 2018 while Mobile cloud traffic will grow 12-fold from 2013 to 2018, attaining a compound annual growth rate of 64%.5

Sales and Marketing

The Company intends to focus the majority of sales efforts through an indirect sales channel in order to achieve the greatest possible impact with the least possible start-up costs. This indirect channel includes licensees, resellers, ISVs, OEMs and systems integrators. The Company has established a business relationships with Overland and through them access to distributers, resellers, ISVs and OEMs.

The Company’s software is delivered through both a SaaS model, with maintenance to end-user customers included and under a perpetual license; if software is sold as a perpetual license, the Company will require end-user customers to purchase maintenance contracts when they purchase software.

In establishing prices for the Company’s products, the Company considers the value of the products and solutions in comparison to other industry virtualization and hardware solutions and strives to deliver the lowest total cost of ownership where possible.

The Company intends to invest throughout 2014 on communicating the benefits of Glassware 2.0™ while training Company licensees, resellers, ISVs and OEMs as well as educating the media and industry analysts about the unique value proposition associated with deploying the Company’s technology as a virtualization platform.

During fiscal 2013, Sphere 3D shifted its focus to deliver any consumer centric solutions through a Business-to-Business-to-Consumer (B2B2C) approach. This strategic shift is primarily in response to demand from software publishers for application virtualization, the operational and financial efficiencies gained through this approach, and the requirement to focus resources on the considerable Business and Enterprise market opportunities currently available to the Company.

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2 IDC infographic sponsored by Cisco.
3 Gartner Forecast Analysis: Enterprise Application Software, Worldwide, 2011-2016, 4Q12 Update, January 2013.
4 The Forrester Wave™: Private Cloud Solutions, Q4 2013 by Lauren E. Nelson, November 25, 2013.
5 Cisco Visual Networking Index: Global Mobile Data Traffic Forecast Update, 2013–2018.
Source: FORBES, Roundup of Cloud Computing Forecasts And Market Estimates, 2014.

Competitive Conditions

Management believes that the Sphere 3D’s Glassware 2.0 TM proprietary virtualization platform design and architecture is unique and innovative, such that any measurable competition is limited to somewhat similar technologies within the device and software emulation and virtualization market place.

While some of our competitors appear to have similar product offerings, management believes that Sphere 3D’s products represent a significant advance in terms of functionality and usability.

Proprietary Protection

Sphere 3D has designed and maintains its virtualization platform. The Company will be relying on a combination of patents, trademarks, trade secret and copyright laws, as well as contractual restrictions, to protect the proprietary aspects of its products and services. Although every effort is made to protect Sphere 3D’s intellectual property, these legal protections may only afford limited protection. Sphere 3D intends to continue to selectively pursue patenting of further technology developed in the future.

Sphere 3D may continue to file for patents regarding aspects of its platform, services and delivery method at a later date depending on the costs and timing associated with such filings. The Company may make investments to further strengthen its copyright protection going forward, although no assurances can be given that it will be successful in such patent and trademark protection endeavours. Sphere 3D seeks to limit disclosure of its intellectual property by requiring employees, consultants, and partners with access to its proprietary platform and information to execute confidentiality agreements and non-competition agreements and by restricting access to Sphere 3D proprietary information. Due to rapid technological change, Sphere 3D believes that factors such as the expertise and technological and creative skills of our personnel, new services and enhancements to our existing services are more important to establish and maintain an industry and technology advantage than other available legal protections.

Despite Sphere 3D’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of its services or to obtain and use information that Sphere 3D regards as proprietary. The laws of many countries do not protect proprietary rights to the same extent as the laws of the United States or Canada. Litigation may be necessary in the future to enforce Sphere 3D’s intellectual property rights, to protect Sphere 3D’s trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on Sphere 3D’s business, operating results and financial condition. There can be no assurance that Sphere 3D’s means of protecting its proprietary rights will be adequate or that our competitors will not independently develop similar services or products. Any failure by Sphere 3D to adequately protect its intellectual property could have a material adverse effect on its business, operating results and financial condition.

SEGEMENTED INFORMATION

The Company’s product development, sales, and marketing operations are conducted from its offices in North America. The Company’s operations focus on one market segment, Cloud Computing and Virtualization, including the development, and sale of Sphere 3D’s “Glassware 2.0™” virtualization platform, the V3 Desktop Cloud Orchestrator ™ management software and Hyper-Converged Infrastructure.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

Periods Ended June 30, 2014 and 2013

AdjustedEBITDA

The following table reconciles Adjusted EBITDA to Net profit (loss). This information is taken from and should be read in conjunction with Sphere 3D's financial statements and related notes:

	Three Months ended		Six Months ended
	June 30,		June 30,
In thousands (except per share)	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$1,751	$-	$2,757	$-
Cost of Sales	841	-	1,274	-
Gross Margin	910	-	1,483	-
Gross margin percent	52.0%	-	53.8%	-
Net comprehensive loss for the period	(3,013)	(564)	(3,397)	(1,210)
Loss per share	$(0.13)	$(0.04)	$(0.15)	$(0.08)
Add back
Stock based compensation	850	27	1,185	47
Amortization of intangibles	1,147	1	1,148	2
Amortization of property and equipment	85	49	165	96
Financial expenses	139	1	151	-
Merger agreement costs	355	-	355	-
Total	2,576	78	3,004	145
Adjusted EBIDA	$(437)	$(486)	$(393)	$(1,065)

Adjusted EBITDA

The term Adjusted EBITDA refers to Profit before deducting share-based payment expense, finance expense, foreign exchange gain (loss), non-cash loss (gain) on fair market value of financial instruments, depreciation and income taxes. We believe that Adjusted EBITDA provides useful supplemental information as an indication of the results generated by the Company’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration share-based payment expense and the other items listed above. Accordingly, we believe that these measures may also be useful to investors in enhancing their understanding of the Company’s operating performance.

AS AT	June 30	December 31
(in thousands)	2014	2013
	(unaudited)	(audited)

Current assets	$11,831	$6,839
Non-current assets	23,754	2,057

Total assets	$35,585	$8,896

Current liabilities	$5,917	$983
Non-current liabilities	5,534	-

Total liabilities	$11,451	$983

Total equity	$24,134	$7,913

Sphere 3D has not declared any dividends since its incorporation. Sphere 3D does not anticipate paying cash dividends in the foreseeable future on its Sphere 3D Shares, but intends to retain future earnings to finance internal growth, acquisitions and development of its business. Any future determination to pay cash dividends will be at the discretion of the board of directors of Sphere 3D and will depend upon Sphere 3D's financial condition, results of operations, capital requirements and such other factors as the board of directors of Sphere 3D deems relevant.

Results of Operations (in thousands except per share information)

Revenue

The Company generates and analyzes sales from the following segments:

1.

Hardware and Software Products. A suite of emulation products, which includes Sphere 3D’s Glassware 2.0™ application virtualization platform products and its VDI appliances, including software that powers the Sphere 3D hardware and enables network operators to remotely control and monitor the appliances in their network. The Company also provides hardware and software from other companies (3rd Party Products) when required to complete an end-to-end network solution.

2.	License fees – License fees include the charges for the right to use both Sphere 3D and 3rd Party Software products, as well as exclusivity and special use licenses.

3.

Professional Services & Maintenance and Support. Professional services and support typically include installation, project management and training, as well as basic and extended warranty and online support. These services can be provided by Sphere 3D or by third party companies who work for Sphere 3D. Support

With first sales of the Company’s Glassware 2.0 technology, V3 appliances and DCO software in the first quarter of 2014, the Company has moved from a development stage enterprise into full commercialization. This has provided revenue from hardware, software, licensing and service and support.

Revenue by Segment

The proportion of the total revenue attributable to each segment is outlined in the following table:

	Three Months ended		Six Months ended
	June 30,		June 30,
In thousands	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Hardware and Software	$1,315	$-	$1,936	$-
License fees	277	-	565	-
Service and Support	159	-	256	-
Total	$1,751	$-	$2,757	$-

Revenue in the quarter increased by 74% over the first quarter of 2014. Management expects the revenue contribution from Hardware, Software and Services and Support to continue to growth as the Company continues its inroads in the Health, Education and Government sectors.

Cost of Goods Sold

Cost of goods sold for the three and six months ended June 30, 2014 were $841 and $1,274, respectively, providing a gross margin of 52% and 54% respectively. Management expects that gross margins will fluctuate as it continues to introduce its products in various markets and takes an aggressive approach to pricing as part of its short term growth strategy.

Expenses

Salaries and consulting for the three and six months ended June 30, 2014 were $800 and 1,077 respectively, compared to $366 and $741, respectively, for the three and six months ended June 30, 2013. The increase in expenses, was the result of the Company expanding its sales, marketing and support staff throughout fiscal 2013 and early 2014. The Company expects to add additional staff in sales, marketing and research & development during the remainder of fiscal 2014.

Stock based compensation for the three and six months ended June 30, 2014 were $850 and 1,185 respectively, compared to $27 and $47, respectively, for the three and six months ended June 30, 2013. The increase in expenses, was the result of the Company issuing stock options as part of its ongoing hiring and staff retention processes. Charges for Stock based compensation are based on Black Scholes calculations, which result in higher expenses as the market price and the exercise price on the option awards increase.

General and administrative expenses were $545 and $798, respectively, for the three and six months ended June 30, 2014 compared to $120 and $324, respectively, for the three and six months ended June 30, 2013. General and administrative expenses increased significantly in the second quarter of 2014 as the Company accelerated it roll-out of new products and added a sales and support office in the United States.

Amortization of intangibles was $1,147 and $1,148, respectively, for the three and six months ended June 30, 2014 compared to $1 and $2 for the three and six months ended June 30, 2013. Amortization of the acquired and developed technology commenced in the second quarter of 2014 and will continue through the expected useful life.

Amortization of property and equipment for the three and six months ended June 30, 2014 were $85 and $165 respectively, compared to $49 and $96 for the three and six months ended June 30, 2013. The Company expects to continue growing its capital asset base resulting in continued growth in amortization.

Financing expenses were $139 and $151, respectively, for the three and six months ended June 30, 2014 compared to $1 and $Nil for the three and six months ended June 30, 2013. Financing expenses included both realized and unrealized foreign exchange and holding gains along with interest costs and derivative liability costs related to the debenture financing entered into by the Company on March 21, 2014.

Merger agreement costs for the three and six months ended June 30, 2014 were $355 and $355 respectively, compared to $Nil for the three and six months ended June 30, 2013. The costs related to the announced plan of merger between a wholly owned subsidiary of the Company and Overland Storage, Inc. and include legal, accounting and other costs that are expensed as incurred under IFRS requirements.

The net comprehensive loss for the three and six months ended June 30, 2014 was $3,012 or $0.13 per share and $3,397 or $0.15 per share, respectively, compared with a net comprehensive loss in the three and six months ended June 30, 2013 of $564 or $0.04 per share and $1,210 or $0.08 per share, respectively. The increases in losses were mainly driven by non-cash or non-operating expenses incurred over the quarter. The Company expects to continue to have significant non-cash expenses going forward as recognizes the value of the acquired and developed technology.

Financial Position

Sphere 3D's cash position increased during the six months ended June 30, 2014 by $3,232 compared to a decrease of $1,140 for the six months ended June 30, 2013.

Operating activities required cash of $2,297, after adjustments for non-cash items and changes in other working capital balances, compared to $1,040 during the six months ended June 30, 2013. The increase in use was mainly related to an increase in net working capital assets as revenue increased.

Investing activities required cash of $11,093 (2012 - $100), related to the acquisition and development of technology and intangible assets, the acquisition of property and equipment to support Sphere 3D’s ongoing development work and loans made to support Overland’s working capital requirements as the merger arrangement is completed. .

Financing activities generated $16,622 during the six months ended June 30, 2014 compared to $Nil for the six months ended June 30, 2012. Financing activities included the sale of special warrants in June 2014, which will convert to Common Stock and Warrants upon final receipt of the Company’s short form prospectus, the closing of the 4 year 8% debenture financing on March 21, 2014 and the ongoing exercise of options and warrants. The Company expects that it will continue to receive cash from warrant exercises through the remainder of the year.

Liquidity and Capital Resources

At June 30, 2014, Sphere 3D had cash of $8,783 and working capital of $5,914 compared to cash of $5,551 and working capital of $5,856 as at December 31, 2013.

SUMMARY OF OUTSTANDING SHARES AND DILUTIVE INSTRUMENTS

The authorized capital of the Company consists of an unlimited number of common shares, of which 23,562,966 common shares were issued and outstanding as of the date of this MD&A.

Certain common shares of the Company are subject to escrow in accordance with TSXV policies. There are two separate escrow agreements in place which are subject to different rates of release. The following table summarizes the common shares that were issued by the Company and are subject to and held under each escrow and the dates of release therefrom:

	Surplus Share		Value Share
	Escrow		Escrow		Total
	Number	%	Number	%	Number	%

Balance at December 21, 2012	4,655,000	100	4,306,250	100	8,961,250	100

Released - December 27, 2012(1)	232,750	5	430,625	10	663,375	7
Released - June 27, 2013	232,750	5	645,937	15	878,687	10
Released - December 27, 2013	465,500	10	645,937	15	1,111,437	13

Total subject to escrow at December 31, 2013	3,724,000	80	2,583,751	60	6,307,751	70

Released - June 27, 2014	465,500	10	645,937	15	1,111,437	13

Total subject to escrow at June 30, 2014	3,258,500	70	1,937,814	45	5,196,314	57

Future releases

December 27, 2014	698,250	15	645,938	15	1,344,188	15
June 27, 2015	698,250	15	645,938	15	1,344,188	15
December 27, 2015	1,862,000	40	645,938	15	2,507,938	27

Total future releases	3,258,500	70	1,937,814	45	5,196,314	57

(1) Date of issuance of TSXV exchange bulletin announcing the commencement of trading of the Company’s stock.

Escrowed shares are subject to release every six months from the date of the exchange bulletin, at the rate shown. Release rates can change if the Company were to move to the TSX Tier 1 Exchange. As well, if the operations or development of the Intellectual Property or the business are discontinued then the unreleased securities held in the QT Escrow will be cancelled.

The Company has warrants outstanding to purchase up to an aggregate of 1,454,144 common shares, and special warrants that upon final clearance of the Company’s prospectus will result in the issuance of 1,235,325 Common Shares and 617,663 warrants, exercisable at $11.50 per shares for a period of 2 years.

The stock option plan (the “Option Plan”) of the Company is administered by the Board of Directors, which is responsible for establishing the exercise price (at not less than the Discounted Market Price as defined in the policies of the TSX Venture Exchange) and the vesting and expiry provisions. The maximum number of common shares reserved for issuance for options that may be granted under the Option Plan is 20% of the number of common shares outstanding at the time of the record date for the last shareholders’ meeting, or 4,625,000 Options. As of the date of this MD&A, Options granted under the Option Plan to purchase up to an aggregate of 3,345,000 common shares are issued and outstanding.

Assuming that all of the outstanding options and warrants are exercised, 30,215,098 common shares would be issued and outstanding on a fully diluted basis.

Related Party Transactions

Related parties of the Company include the Company’s key management personnel and independent directors.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director (whether executive or otherwise).

The compensation paid or payable to key management personnel is shown below:

	June 30	June 30
	2014	2013
Salaries, management fees and benefits	$266,875	$305,000
Share-based payments - management	71,902	18,944
Share-based payments - directors	127,180	14,000
	$465,957	$337,944

Legal services of $232,129 (2013 - $30,394) were provided by a legal firm affiliated with a director of the Company.

Amounts owing to a legal firm affiliated with a director of the Company and officers and directors of the Company at period end included in trade and other payables total $193,723 (2013 - $12,714)

Quarterly Information

Quarterly Information (in thousands, except loss per share)

	Jun	Mar	Dec	Sep	Jun	Mar	Dec	Sep
	2014	2014	2013	2013	2013	2013	2012	2012

Revenue	$1,751	$1,005	$-	$-	$-	$-	$-	$-
Cost of sales	841	433
Gross margin	910	572

Expenses	3,923	956	700	469	564	645	1,055	530

Net comprehensive loss	$(3,013)	$(384)	$(700)	$(469)	$(564)	$(645)	$(1,055)	$(530)

Loss per share	$(0.13)	$(0.02)	$(0.04)	$(0.03)	$(0.04)	$(0.04)	$(0.08)	$(0.04)

Weighted average number of shares	23,314	21,692	19,868	17,188	16,114	16,114	13,737	11,870

	Jun	Mar	Dec	Sep	Jun	Mar	Dec
	2014	2014	2013	2013	2013	2013	2012

Cash	$8,783	$7,141	$5,551	$1,395	$494	$1,054	$1,633

Total assets	$35,585	$27,240	$8,896	$3,896	$1,901	$2,555	$3,211

Working capital	$5,914	$5,026	$5,856	$1,842	$563	$1,078	$1,729